UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NICHOLAS FINANCIAL, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
65373J20
(CUSIP Number)
Robert Goldstein Stonehouse Road, P.O. Box 367 Millington, New Jersey 07946 (908) 542-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 2, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [X]

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65373J20		Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marvin H. Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 33,998 SHARED VOTING POWER 160,666 SOLE DISPOSITIVE POWER 33,998 SHARED DISPOSITIVE POWER 160,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ingrid T. Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 11,666 SHARED VOTING POWER 160,666 SOLE DISPOSITIVE POWER 11,666 SHARED DISPOSITIVE POWER 160,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roger Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 112,220 SHARED VOTING POWER 866,582 SOLE DISPOSITIVE POWER 112,220 SHARED DISPOSITIVE POWER 866,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,802

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 400 SHARED VOTING POWER 866,582 SOLE DISPOSITIVE POWER 400 SHARED DISPOSITIVE POWER 866,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,982

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Ernst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 902,648 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 902,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,648

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nancy Ernst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 902,648 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 902,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,648

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 8 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mahan Family, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 473,818 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 473,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,818

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%

14	TYPE OF REPORTING PERSON * OO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 9 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mahan Children, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 392,764 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 392,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%

14	TYPE OF REPORTING PERSON * OO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 10 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grenma, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION US Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 160,666 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 160,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

14	TYPE OF REPORTING PERSON * CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1.	Security and Issuer

Common Stock, no par value Nicholas Financial, Inc. 2454 McMullen Booth Road Building C Clearwater, Florida 33759

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons:

(i)	Marvin H. Mahan and Ingrid T. Mahan, husband and wife, are United States citizens whose residence address is 6268 Palma Del Mar #110E, St. Petersberg, Florida 33715. Marvin H. Mahan and Ingrid T. Mahan are both currently retired.

(ii)	Roger Mahan is the adult son of Marvin H. Mahan and Ingrid T. Mahan and is a United States citizen. Roger Mahan’s residence address is 3 Timber Ridge Road, Far Hills, New Jersey 07931. Roger Mahan is currently the Vice President of Oxford Development, Inc., a New Jersey corporation (“Oxford Development”). Oxford Development is in the business of real estate development and investments and currently has multiple interests in rental property, undeveloped land and active businesses. Oxford Development’s address is Stonehouse Road, P.O. Box 367, Millington, New Jersey 07946.

(iii)	Gary Mahan is the adult son of Marvin H. Mahan and Ingrid T. Mahan and is a United States citizen. Gary Mahan’s residence address is 53 Cross Road, Basking Ridge, New Jersey 07920. Gary Mahan is currently the President of Oxford Development.

(iv)	Nancy Ernst and Kenneth Ernst, husband and wife, are United States citizens whose residence address is 2229 Washington Valley Road, Martinsville, New Jersey 08836. Nancy Ernst and Kenneth Ernst are currently retired. Nancy Ernst is the adult daughter of Marvin H. Mahan and Ingrid T. Mahan.

(v)	Mahan Family, LLC is a New Jersey limited liability company. Roger Mahan, Nancy Ernst and Gary Mahan are equity holders and the sole managers of Mahan Family, LLC. Mahan Family, LLC’s principal business is equity and other investments. The address of Mahan Family, LLC’s principal business and principal office is Stonehouse Road, P.O. Box 367, Millington, New Jersey 07946.

(vi)	Mahan Children, LLC is a New Jersey limited liability company. Roger Mahan, Nancy Ernst and Gary Mahan are the sole equity holders and managers of Mahan Children, LLC. Mahan Children, LLC’s principal business is equity and other investments. The address of Mahan Children, LLC’s principal business and principal office is Stonehouse Road, P.O. Box 367, Millington, New Jersey 07946.

Page 11 of 16 Pages

(vii)	Grenma, Inc., is a U.S. Virgin Islands corporation. Marvin H. Mahan is the sole director and president of Grenma, Inc. and Ingrid T. Mahan is the sole shareholder of Grenma, Inc. Grenma, Inc.‘s principal business is the ownership and operation a manufactured home community of approximately 125 home sites situated outside of Christiansted, St. Croix. The address of Grenma, Inc.‘s principal business and principal office is 4034 and 4035 Christiansted, St. Croix, U.S. Virgin Islands 00820.

During the last five years, none of the persons set forth in paragraphs (i)-(v) of this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully set forth in Item 4 below, the reporting persons are making this single, joint filing because they may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Act. Of the filing persons, Marvin H. Mahan, Ingrid T. Mahan, Mahan Family, LLC and Mahan Children, LLC have each previously filed a Schedule 13G with respect to ownership of shares of Common Stock of Nicholas Financial, Inc. (the “Company”). The reporting persons acquired the shares of Common Stock reported herein through open market purchases and the conversion of certain promissory notes, all of which were funded from the personal funds and working capital of the reporting persons. No shares of Common Stock have been purchased by any of the reporting persons since August 21, 2002.

Item 4.	Purpose of Transaction.

The reporting persons each acquired their respective shares of Common Stock for investment purposes only. and such shares were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. The reporting persons plan to coordinate the holding and disposition of the shares of Common Stock owned by such reporting persons with respect to a potential public offering of Common Stock by the Company and certain selling shareholders.

Except as set forth above, the reporting persons have no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

Page 12 of 16 Pages

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	Information concerning the amount and percentage of shares of Common Stock beneficially owned by each reporting person is set forth below.

Reporting Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Beneficial Ownership		Percentage of Outstanding Shares
Marvin H. Mahan	33,998		160,666	(1)	206,330	(1)(2)	4.1%
Ingrid T. Mahan	11,666		160,666	(1)	206,330	(1)(3)	4.1%
Roger Mahan	112,220		866,582	(4)	978,802	(4)	19.3%
Gary Mahan	400	(5)	866,582	(4)	866,982	(4)(5)	17.1%
Nancy Ernst	0		902,648	(4)(6)	902,648	(4)(6)	17.8%
Kenneth Ernst	0		902,648	(4)(6)	902,648	(4)(6)	17.8%
Mahan Children, LLC	0		392,764		392,764		9.3%
Mahan Family, LLC	0		473,818		473,818		7.7%
Grenma, Inc.	0		160,666		160,666		3.2%

_______________
(1)	Includes the shares owned by Grenma, Inc. Marvin H. Mahan is the sole director and president of Grenma, Inc. and Ingrid T. Mahan is the sole shareholder of Grenma, Inc. and each may be deemed to beneficially own the shares owned by Grenma, Inc.

Page 13 of 16 Pages

_______________
(2)	Includes the shares owned by Ingrid T. Mahan. Marvin H. Mahan is the husband of Ingrid T. Mahan and may be deemed to beneficially own the shares owned by Ingrid T. Mahan.
(3)	Includes the shares owned by Marvin H. Mahan. Ingrid T. Mahan is the wife of Marvin H. Mahan and may be deemed to beneficially own the shares owned by Marvin H. Mahan.
(4)	Includes the shares owned by Mahan Family, LLC and Mahan Children, LLC. Roger Mahan, Nancy Ernst and Gary Mahan are (i) equity holders and the sole managers of Mahan Family, LLC and (ii) the sole equity holders and managers of Mahan Children, LLC and each may be deemed to beneficially own the shares owned by such entities.
(5)	Includes the 400 shares owned by Brett Mahan, the son of Gary Mahan.
(6)	Includes the 400 shares owned by Cory Ernst, the son of Kenneth Ernst and Nancy Ernst. Kenneth and Nancy Ernst jointly own 35,666 shares.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

(a)	Joint Filing Agreement dated March 10, 2004.

Page 14 of 16 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 10, 2004

By:	/s/ Marvin H. Mahan
Marvin H. Mahan
By:	/s/ Ingrid T. Mahan
Ingrid T. Mahan
By:	/s/ Roger Mahan
Roger Mahan
By:	/s/ Gary Mahan
Gary Mahan
By:	/s/ Nancy Ernst
Nancy Ernst
By:	/s/ Kenneth Ernst
Kenneth Ernst

MAHAN FAMILY, LLC
By:	/s/ Roger Mahan
Roger Mahan Manager

MAHAN CHILDREN, LLC
By:	/s/ Roger Mahan
Roger Mahan Manager

GRENMA, INC.
By:	/s/ Marvin H. Mahan
Marvin H. Mahan President

Page 15 of 16 Pages

EXHIBIT

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:   March 10, 2004

By:	/s/ Marvin H. Mahan
Marvin H. Mahan
By:	/s/ Ingrid T. Mahan
Ingrid T. Mahan
By:	/s/ Roger Mahan
Roger Mahan
By:	/s/ Gary Mahan
Gary Mahan
By:	/s/ Nancy Ernst
Nancy Ernst
By:	/s/ Kenneth Ernst
Kenneth Ernst

MAHAN FAMILY, LLC
By:	/s/ Roger Mahan
Roger Mahan Manager

MAHAN CHILDREN, LLC
By:	/s/ Roger Mahan
Roger Mahan Manager

GRENMA, INC.
By:	/s/ Marvin H. Mahan
Marvin H. Mahan President

Page 16 of 16 Pages